FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

February 1, 2005

Forbes Medi-Tech Initiates Toxicity Study on FM-VP4 to Support US Phase II trial for

Cholesterol-Lowering Drug

Vancouver, British Columbia –Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has commenced a 90-day toxicity study for its cholesterol-lowering drug, FM-VP4. This study is required to support an extended US Phase II human trial planned for later this year. Results from an earlier 28 day European trial of FM-VP4 suggest that LDL cholesterol levels may continue to decrease when FM-VP4 is given to patients for longer than 4 weeks and that optimal efficacy may not have been achieved.

“The toxicity study is an important precursor to our US Phase II trials for FM-VP4 and an opportunity to further demonstrate the drug’s positive safety profile,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “An excellent safety profile represents a distinct advantage in potential therapies for cardiovascular and related diseases.”

About FM-VP4

FM-VP4 is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the efficacy, safety and development of FM-VP4, which statements can be identified by the use of forward-looking terminology such as "planned", "suggest", "may", "opportunity", "potential", or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty whether the 90 day toxicity study will be completed as planned or will yield results sufficient to support the planned Phase II trial of FM-VP4; uncertainty whether the planned US Phase II trial will occur as planned or at all or will yield satisfactory results; the possibility of changes in the toxicology study which may extend or delay the study; uncertainty whether FM-VP4 will be further developed and marketed successfully as a drug or at all; the need for further clinical trials of FM-VP4  in addition to the planned Phase II trial, the occurrence and outcome of which cannot be assured; the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in later clinical trials; the need for regulatory approvals, including without limitation, approval from the U.S. Food and Drug Administration (FDA) prior to undertaking any U.S. trial and prior to marketing any final product in the U.S., which approvals may not be obtained on acceptable terms or at all; the risk of technical obsolescence; scientific research and development risks; product liability and insurance risks; manufacturing risks and the need to manufacture to regulatory standards; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; the possibility that other products in research and development may prove to be more promising candidates for commercialization than FM-VP4 and the Company may reallocate its resources and priorities accordingly; and partnership/strategic alliance risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this News Release.